LAREDO RESOURCES CORP.
HERO DE NACAROZI #10, P.O. BOX 177
C.P. 63732, COLONIA CENTRO
BUCERIAS, NAYARIT, MEXICO 63732

Via EDGAR

June 14, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Registration Statement on Form S-1/A (Amendment No. 4)
Filed June 1, 2011
File No. 333-171457

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Laredo Resources Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 p.m. Eastern Standard Time on Monday, June 20, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Laredo Resources Corp.

By:          /s/ Ruth Cruz Santos
Ruth Cruz Santos
Chief Executive Officer and Chief Financial Officer